UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38278

Jianpu Technology Inc.

5F Times Cyber Building, 19 South Haidian Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Jianpu Technology Inc. (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 26, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

The directors and executive officers of the Company, as a group, beneficially own 32,940,707 Class A ordinary shares and 96,471,795 Class B ordinary shares of the Company, representing 29.7% of the issued and outstanding ordinary shares and 76.5% of the total voting power of the Company as of February 28, 2023.

Based on an examination of the Company’s register of members and public EDGAR filings made by its shareholders, apart from its directors and executive officers as discussed above, no shareholder owns more than 5% of the Company’s outstanding shares as of February 28, 2023, other than investment funds affiliated with Sequoia, Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P., Sailing Capital Overseas Investments Fund, LP, Morgan Stanley, and Article Light Limited. None of these shareholders has a controlling interest in the Company.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 26, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianpu Technology Inc.

By	:	/s/ Yilü (Oscar) Chen
Name	:	Yilü (Oscar) Chen
Title	:	Chief Financial Officer

Date: April 26, 2023

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